UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 27, 2021, EXFO Inc., a Canadian corporation, announced that the transaction contemplated by the previously announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving EXFO and 11172239 Canada Inc., a corporation controlled by Germain Lamonde (the “Purchaser”), was completed earlier today (the “Arrangement”). Pursuant to the Arrangement, the Purchaser acquired all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by the Purchaser, for US $6.25 per subordinate voting share in cash.

This report on Form 6-K sets forth the news release disclosed on August 27, 2021. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: August 27, 2021

Press Release August 27, 2021

EXFO Completes Going-Private Transaction and Begins Delisting of Shares from TSX and NASDAQ

QUEBEC CITY, Canada, August 27, 2021 – EXFO Inc. (“EXFO” or the “Corporation”) (NASDAQ: EXFO; TSX: EXF) is pleased to announce that the transaction contemplated by the previously announced statutory plan of arrangement under the provisions of the Canada Business Corporations Act involving the Corporation and 11172239 Canada Inc., a corporation controlled by Germain Lamonde (the “Purchaser”), was completed earlier today (the “Arrangement”). Pursuant to the Arrangement, the Purchaser acquired all the issued and outstanding subordinate voting shares of EXFO, other than the subordinate voting shares held by the Purchaser, for US $6.25 per subordinate voting share in cash.

Consideration for the purchased subordinate voting shares has been paid to AST Trust Company (Canada), as depositary under the Arrangement, and will be sent to former shareholders as soon as reasonably practicable after the date hereof (or, in the case of registered shareholders, as soon as reasonably practicable after a properly completed and signed letter of transmittal is received by the depositary together with the share certificate(s) and/or Direct Registration System (DRS) Advice(s) representing shares formerly held by them).

“As we’re about to write a new chapter in EXFO’s 36-year history, I would like to express my heartfelt appreciation to shareholders, customers and employees around the world as we heard you loud and clear with your overwhelming support and confidence in our going-private transaction,” said Germain Lamonde, EXFO’s founder and majority shareholder. “EXFO has built a tremendous reputation as a disruptive innovator and partner of choice with best-of-class support and service on a global basis. Although a competitor created unnecessary noise during this privatization process to reduce the competitive environment, I can assure all customers that EXFO is emerging stronger and more determined than ever to continue making a difference in your networks while expanding our leadership in the telecom test and service assurance industry.”

EXFO and the Purchaser will effect a vertical short-form amalgamation on or about September 1, 2021, with the Purchaser and EXFO continuing as one corporation under the name “EXFO Inc.”

As a result of the transaction, the subordinate voting shares of EXFO will be voluntarily and imminently de-listed from the Toronto Stock Exchange and the NASDAQ. In addition, Germain Lamonde intends to cause EXFO to submit an application to cease to be a reporting issuer under applicable Canadian securities law, to cause EXFO to file a certification and notice on Form 15 with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate EXFO’s public reporting requirements.

Caution Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. In addition, this press release also contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. These statements are based on certain assumptions deemed reasonable by EXFO, but are subject to certain risks and uncertainties, several of which are outside the control of EXFO, which may cause results to vary materially. EXFO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by securities laws.

About EXFO

EXFO develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

EXFO-C

For more information

Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com